UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 03348

México

(Address of principal executive offices)

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Form 20-F X   Form 40-F

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Yes    No  X

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Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA successfully closes the acquisition of Spaipa S.A. Industria Brasileira de Bebidas in Brazil

 Mexico City, Mexico – October 29, 2013 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler of Coca-Cola products in the world, announces that it has successfully closed the acquisition of 100% of Spaipa S.A. Industria Brasileira de Bebidas (“Spaipa”) in an all-cash transaction.

Spaipa’s strategic footprint is a perfect geographic fit which links Coca-Cola FEMSA’s operations in the state of Mato Grosso do Sul and the state of São Paulo.  This transaction will increase our volume in Brazil by 40%, allowing us to reach 39% of the Coca-Cola system’s volume in the country. During the last twelve months ended June 30, 2013, Spaipa sold 233.3 million unit cases of beverages, including beer, generating approximately US$905 million in net revenues and an estimated pro forma EBITDA of US$134 million.

Our combined territories will allow Coca-Cola FEMSA to serve more than 66 million consumers—a third of the population in Brazil. In addition, Coca-Cola FEMSA will increase its participation in Leão Alimentos, the leading non-carbonated beverage player in the country, to 26%.

Coca-Cola FEMSA will start integrating the results of Spaipa as of November, 2013.

“This year we have been privileged to extend our leading position in the Brazilian Coca-Cola bottling system, consolidating a contiguous footprint and growing our family of employees. We would like to thank the teams of both companies for their hard work and dedication to close this transaction in a very short period of time and ensure a successful integration going forward. Our company’s investments in this country have laid the foundation for a stronger business that will be able to better serve our consumers in the country,” said Carlos Salazar Lomelín, Chief Executive Officer of the Company.

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Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 67 bottling facilities and serves 338 million consumers through more than 2,800,000 retailers with more than 120,000 employees worldwide.

October 29, 2013	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: October 29, 2013